SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Trimeris, Inc.

(Name of Subject Company (Issuer))

RTM Acquisition Company

(Offeror)

a Wholly-Owned Subsidiary of

Arigene Co., Ltd.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share

(Title of Class Securities)

896263100

(CUSIP Number of Class of Securities)

Sang-Baek Park

Chief Executive Officer

Arigene Co., Ltd.

83-25, Nonhyun-Dong, Kangnam-Gu

Seoul 135-010 Korea

82-2-2109-9911

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Leib Orlanski, Esq.

Shoshannah D. Katz, Esq.

K&L Gates LLP

10100 Santa Monica Boulevard, 7th Floor

Los Angeles, California 90067

(310) 552-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$82,096,233.86	$4,581

(1)

Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 22,349,841 shares of Trimeris, Inc. common stock (based on 22,319,841 shares outstanding as of October 16, 2009, and 30,000 outstanding shares of restricted stock) by $3.60 per share, which is the offer price, plus (ii) $1,636,806.26 expected to be paid in connection with the cancellation of outstanding options.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2010, issued September 28, 2009, by multiplying the transaction value by 0.0000558.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party: :	N/A
Form or Registration No.:	N/A	Date Filed: :	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) RTM Acquisition Company, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Arigene Co. Ltd., a corporation organized under the laws of the Republic of Korea (the “Parent”), and (ii) the Parent. This Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Trimeris, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.60 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Trimeris, Inc., a Delaware corporation. The Company’s principal executive offices are located at 2530 Meridian Parkway, 2nd Floor, Durham, North Carolina 27713. The Company’s telephone number at such address is (919) 806-4682.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of the Company. The Company has advised the Parent and the Purchaser that, as of October 16, 2009, 22,349,841 Shares were issued and outstanding, including 30,000 shares of restricted stock, and 2,420,348 Shares were reserved for issuance under the Company’s equity plans pursuant to outstanding Company options.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) - (c) This Schedule TO is filed by the Parent and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning the Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning the Parent and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 19, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Arigene Co., Ltd. and Trimeris, Inc. on October 2, 2009, incorporated herein by reference to the Schedule TO filed by Arigene Co., Ltd. on October 2, 2009.

(a)(5)(B)	Press Release issued by Arigene Co., Ltd. on October 12, 2009, incorporated herein by reference to the Schedule TO filed by Arigene Co., Ltd. on October 13, 2009.

(a)(5)(C)	Press Release issued by Arigene Co., Ltd. on October 15, 2009, incorporated herein by reference to the Schedule TO filed by Arigene Co., Ltd. on October 15, 2009.

(a)(5)(D)	Summary Newspaper Advertisement as published in The Wall Street Journal on October 19, 2009.

(a)(5)(E)	Joint Press Release issued by Arigene Co., Ltd. and Trimeris, Inc. on October 19, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of October 2, 2009, by and among Arigene Co., Ltd., RTM Acquisition Company and Trimeris, Inc. incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Trimeris, Inc. with the SEC on October 5, 2009.

(d)(2)	Tender and Support Agreement dated as of October 2, 2009, by and among Arigene Co. Ltd., RTM Acquisition Company and certain stockholders and optionholders of Trimeris, Inc. listed on Annex I thereto.

(d)(3)	Confidentiality Agreement dated September 21, 2009, by and between Trimeris, Inc. and Arigene Co., Ltd.

(d)(4)	Escrow Agreement dated October 1, 2009, by and among Arigene Co., Ltd., Trimeris, Inc. and The Bank of New York Mellon.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 19, 2009	RTM Acquisition Company

	By:	/s/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer

Date: October 19, 2009	Arigene Co., Ltd.

	By:	/s/ SANG-BAEK PARK
	Name:	Sang-Baek Park
	Title:	Chief Executive Officer

EXHIBIT INDEX

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 19, 2009.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint Press Release issued by Arigene Co., Ltd. and Trimeris, Inc. on October 2, 2009, incorporated herein by reference to the Schedule TO filed by Arigene Co., Ltd. on October 2, 2009.

(a)(5)(B)	Press Release issued by Arigene Co., Ltd. on October 12, 2009, incorporated herein by reference to the Schedule TO filed by Arigene Co., Ltd. on October 13, 2009.

(a)(5)(C)	Press Release issued by Arigene Co., Ltd. on October 15, 2009, incorporated herein by reference to the Schedule TO filed by Arigene Co., Ltd. on October 15, 2009.

(a)(5)(D)	Summary Newspaper Advertisement as published in The Wall Street Journal on October 19, 2009.

(a)(5)(E)	Joint Press Release issued by Arigene Co., Ltd. and Trimeris, Inc. on October 19, 2009.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of October 2, 2009, by and among Arigene Co., Ltd., RTM Acquisition Company and Trimeris, Inc. incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Trimeris, Inc. with the SEC on October 5, 2009.

(d)(2)	Tender and Support Agreement dated as of October 2, 2009, by and among Arigene Co. Ltd., RTM Acquisition Company and certain stockholders and optionholders of Trimeris, Inc. listed on Annex I thereto.

(d)(3)	Confidentiality Agreement dated September 21, 2009, by and between Trimeris, Inc. and Arigene Co., Ltd.

(d)(4)	Escrow Agreement dated October 1, 2009, by and among Arigene Co., Ltd., Trimeris, Inc. and The Bank of New York Mellon.

(g)	Not applicable.

(h)	Not applicable.